SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2011

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Fixed Rate Convertible Notes in a principal amount of US$ 150,000,000, due 2020.

Irsa Inversiones y Representaciones Sociedad Anónima. (IRSA) Fixed Rate Convertible

Notes in a principal amount of US$ 150,000,000, due 2020

Irsa Inversiones y Representaciones Sociedad Anónima (IRSA) informs that on January 20, 2011, will start the payment of the first installment of interests related to its Class II Notes issued on July 20, 2010.

Payment Agent:	The Bank of New York Mellon

Date of effective payment:	January 20, 2011

Payment Hours:	From 9:00 am to 6:00 pm

Number of service to be paid:	First installment of interests

Period comprised by the payment:	July 20, 2010/January 20, 2011

Concept of payment:	Interests (100%)

Payment Currency:	US$ dollars

Capital Outstanding:	US$ 150,000,000

Annual Nominal Interest:	11.50%

Amount of interest being paid:	US$ 8,625,000.00

Amortization coupon:	Not applicable

Payment Agent in Argentina:	Banco Santander Río S.A.

Payment address:	Bartolomé Mitre 480, Buenos Aires, Argentina

Interests will be paid to the people at whose name the Notes were registered as of January 5, 2011 in the registry held by the Register Agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ SAÚL ZANG
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: January 13, 2011.